January 23, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	American DG Energy, Inc.
Amended Registration Statement on Form S-3
File No. 333-199755

Dear Staff:

American DG Energy, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Amended Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 27, 2015, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Amended Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Gabriel Parmese
Gabriel Parmese
Chief Financial Officer